
November 18, 2022

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

> **Re: ILS Fixed Horizon LLC**
> **Offering Statement on Form 1-A**
> **Filed November 10, 2022**
> **File No. 024-12055**

Dear Tom Berry:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, please include audited financial statements and interim unaudited financial statements, as required by Part F/S of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Larry Pino